

16014952

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 15 2016
Washington DC
409

SEC FILE NUMBER
8- 67360

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2015 (MM/DD/YY) AND ENDING DEC 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NC SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7910 WOODMONT AVE, SUITE 1250
(No. and Street)

BETHESDA (City) MARYLAND (State) 20814 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FLYNN & COMPANY
(Name – *if individual, state last, first, middle name*)

7800 E. KEMPER RD, SUITE 150, CINCINNATI OH 45249
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DARREN S. WOMER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NC SECURITIES, LLC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

MANAGING MEMBER

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NC SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2015

Flynn & Company

CPAs & Business Consultants

NC SECURITIES, LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2015

TABLE OF CONTENTS


Flynn&
Company
CPAs & Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
NC Securities, LLC

We have audited the accompanying financial statements of NC Securities, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information has been subjected to audit procedures performed in conjunction with the audit of The Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Flynn & Company, Inc.

March 3, 2016

7800 E. Kemper Road, Suite 150 | Cincinnati, OH 45249 | P. 513.530.9200 | F. 513.530.0555 | www.flynncocpa.com

NC SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Current assets	
Cash	$ 17,460
Total assets	$ 17,460

LIABILITIES AND MEMBER'S EQUITY

Current liabilities	
Accrued expenses	$ 1,844
Member's equity	15,616
Total liabilities and member's equity	$ 17,460

See independent auditor's report and notes to the financial statements.

NC SECURITIES, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2015

Revenue	$ 278,900
Operating expenses	
Regulatory compliance	4,290
Overhead allocation from Parent company	2,100
Other expenses	79,163
Total operating expenses	85,553
Net income	$ 193,347

See independent auditor's report and notes to the financial statements.

NC SECURITIES, LLC

STATEMENT OF MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2015

Balance, beginning of year	$ 6,306
Net loss for the year	193,347
Capital contributions for the year	15,963
Distributions to Parent company	(200,000)
Balance, end of year	$ 15,616

See independent auditor's report and notes to the financial statements.

NC SECURITIES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities	
Net income	$ 193,347
Adjustments to reconcile net income to net cash provided by operating activities	
Change in accrued expenses	594
Net cash provided by operating activities	193,941
Cash flows from financing activities	
Capital contributions from Parent company	15,963
Distributions to Parent company	(200,000)
Net cash used in financing activities	(184,037)
Net increase in cash	9,904
Cash, beginning of year	7,556
Cash, end of year	$ 17,460

See independent auditor's report and notes to the financial statements.

NC SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2015

1. Organization

NC Securities, LLC (the Company) was organized on September 28, 2005, pursuant to the laws of the State of Delaware. On November 16, 2006, the Company became a registered broker/dealer entity under the regulations of the NASD, now FINRA, the Financial Industry Regulatory Authority.

2. Summary of significant accounting policies

Cash and cash equivalents
The Company considers all cash and investment accounts with original maturities of three months or less to be cash equivalents.

Use of accounting estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes
The Company is a limited liability company which is a pass-through entity for Federal and Maryland income tax reporting. Pass-through entities are not subject to Federal income taxes. Most states, including Maryland, also treat pass-through entities consistently with the Federal regulations. Any income or loss of pass-through entities is reported in the tax returns of the owners of the entity.

The Company, as a "single member LLC", is included in the tax return of the Parent company and does not file separate income tax returns. These tax returns for the years 2012 – 2014 remain subject to examination by the Internal Revenue Service and the State of Maryland. The 2015 Federal and state tax returns have not yet been filed.

The Company does not have any uncertainties in income taxes nor are there any unrecognized tax benefits to be disclosed as of December 31, 2015.

NC SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS (continued)
YEAR ENDED DECEMBER 31, 2015

3. Related party relationships and transactions

The Company is wholly-owned by National Capital Company, LLC ("NCC") and was formed to be the broker dealer entity for merger and acquisition transactions entered into by NCC that were deemed to be "sales of securities". Under this arrangement, the Company is dependent on NCC for future revenue, since the Company does not independently market its services.

NCC has funded the formation and operations of the Company through contributions to capital. The Company's ability to continue in business is dependent on NCC's continued capital contributions and/or NCC entering into transactions from which the Company will earn revenue.

NCC provides office space and administrative services to the Company under a Management Services Agreement, as amended, that required monthly charges to the Company by NCC of $625 through March 2015, reduced to $200 per month effective April 1, 2015. NCC has agreed that these charges will be funded by an equal monthly contribution of capital to the Company.

As of December 31, 2015, there are no amounts due to or from NCC.

4. Net capital requirement

The Company is subject to SEC Rule 15c3, which requires the maintenance of minimum net capital in an amount equal to the greater of $5,000 or 1/15 of total aggregate indebtedness. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2015, the Company had net capital, as defined, of $15,616, which was $10,616 in excess of its required net capital of $5,000. The Company's year end ratio of aggregate indebtedness to net capital was 0.1 to 1.

5. Subsequent events

Management of the Company has evaluated events or transactions that occurred after December 31, 2015, through March 3, 2016, the date the financial statements were available to be issued, and has determined that there are no subsequent events or transactions that should be disclosed in the financial statements.

NC SECURITIES, LLC

SUPPLEMENTARY INFORMATION
DECEMBER 31, 2015

Computation of net capital	
Total ownership equity from Statement of Financial Condition	$ 15,616
Deduct ownership equity not allowable for Net Capital	-
Total ownership equity qualified for Net Capital	15,616
Add:	
Liabilities subordinated to claims of general creditors	-
Other allowable credits	-
Deduct:	
Total nonallowable assets from Statement of Financial Condition	-
Secured demand note deficiency	-
Commodity futures contracts and spot commodities	-
Other deductions and/or charges	-
Less haircuts on securities:	
Contractual securities commitments	-
Subordinated securities borrowings	-
Trading and investment securities	-
Undue concentration	-
Other	-
Net capital	**$ 15,616**
Aggregate indebtedness	
Other accounts payable and accrued expenses	$ 1,844
Items not included in financial statements	-
Aggregate indebtedness	**$ 1,844**
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Excess net capital	$ 10,616
Ratio: Aggregate indebtedness to net capital	0.118 to 1

NC SECURITIES, LLC

SUPPLEMENTARY INFORMATION (continued)
DECEMBER 31, 2015

Reconciliation of net capital

There are no material differences between the audited Computation of Net Capital and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2015, and accordingly, no reconciliation is required.

Computation for determination of reserve requirements

The Company is exempt from this requirement under Rule 15c3-3 under the exception provided in section (k)(2)(i), "Special Account for the Exclusive Benefit of Customers" maintained.


Flynn&
Company
CPAs & Business Consultants

Review Report of Independent Registered Public Accounting Firm

To the Shareholders
NC Securities, LLC
Bethesda, Maryland

We have reviewed management's statements, included in the accompanying Exemption from Reserve Requirements Under Rule 15c3-3 Report, in which (1) NC Securities, LLC ("the Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)*(1),* (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)*(1),* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Flynn & Company, Inc.

March 3, 2016

NC SECURITIES, LLC

SUPPLEMENTARY INFORMATION (continued)
DECEMBER 31, 2015

NC Securities, LLC's Exemption Report

NC Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: (2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) (2)(i) throughout the most recent fiscal year without exception.

NC Securities, LLC

I, Darren Womer swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: Managing Member
March 3, 2016